UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica announces pricing of the 4.125% $400 million green notes due 2028

May 13, 2021 – Atlantica Sustainable Infrastructure plc (“Atlantica,” NASDAQ: AY) has priced its offering of the $400,000,000 in aggregate principal amount of green senior notes due 2028 (the “Green Notes”), guaranteed by certain subsidiaries of Atlantica. The Notes will accrue an annual interest of 4.125% payable semi-annually. The closing and disbursement of funds is expected to take place on May 18, 2021, subject to customary conditions.

Atlantica will use the proceeds to (i) fully prepay the Note Issuance Facility 2019, including principal of $331.9 million and accrued and unpaid interest and prepayment costs of $6.6 million; and (ii) finance the acquisition of eligible assets which meet the eligibility criteria in accordance with Atlantica's Green Finance Framework. The Notes Issuance Facility 2019 being prepaid out of the proceeds of this Offering was originally used to refinance indebtedness we had incurred to fund the acquisition of Eligible Assets in accordance with the Framework.

The Green Notes and related guarantees are being offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”), and non-U.S. persons in accordance with Regulation S under the Securities Act. The Green Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements. This notice is issued pursuant to Rule 135c under the Securities Act, and does not constitute an offer to sell, nor a solicitation for an offer to purchase, the Green Notes.

The information contained herein is not for publication or distribution, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law, and does not constitute an offer to sell, or solicitation of an offer to buy securities.

This notice and any other documents or materials relating to the issue of the Green Notes are for distribution within the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue of the Green Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the Green Notes are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice and any other documents or materials relating to the issue of the Green Notes relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. These forward-looking statements can be identified by the use of terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. Examples of forward-looking statements include, but are not limited to, statements relating to use of proceeds from the offering of the Green Notes and closing of the Green Notes.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated above, including those factors discussed under “Item 1.A—“Risk Factors” in our quarterly report for the three-month period ended March 31, 2021 furnished on Form 6-K on May 6, 2021, and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our annual report for the fiscal year ended December 31, 2020 filed on Form 20-F on March 1, 2021. Atlantica undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E-mail: ir@atlantica.com	Tel: +44 20 3499 0465
E-mail: ir@atlantica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

Date: May 13, 2021